February 4, 2011

Via EDGAR

Tonya Bryan

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Bryan:

Re:

Inka Productions Corp. (the “Company”)

Registration Statement on Form S-1

Filed December 09, 2010

File No. 333-171064

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Registration Statement on Form S-1

General

1.

Please provide information required by Item 407(a) of Regulation S-K.

ANSWER:  We have included the following:

Independent Directors

The rules of the SEC require that we, because we are not listed on any national securities exchange, choose a definition of director “independence” for purposes of determining which directors are independent.  We have chosen to follow the definition of independence as determined by the Marketplace Rules of The Nasdaq National Market (“NASDAQ”).  Pursuant to NASDAQ’s definition, we do not have any independent directors.

2.

Please revise to correct the inconsistency between the statement on the cover that the price was determined by, among other factors, "a business valuation that was conducted by our management" and the statement under Determination of the Offering Price on page 12 that the price was determined "'arbitrarily by adding a $0.29 premium to the last sale price.”

ANSWER:  The statement that the price was determined “a business valuation that was conducted by our management” was included inadvertently and has now been omitted.

Summary, Page 5

3.      Please revise your summary to disclose your net losses, significant expenses, and the amount of cash you have as of the most recent practical date.

ANSWER:  The Summary section has been revised and now includes the following disclosure:

We have no revenues, have achieved significant losses since inception, have had only limited operations and have been issued a going concern opinion by our auditors.  We have incurred a net loss of $13,189 since March 15, 2010 (date of inception) to October 31, 2010.  Our significant expenses consist of $12,749 for professional fees and $440 for office and general expenses.  As of October 31, 2010, we have cash on hand in the amount of $1,312.  We intend to generate revenue mainly through ticket sales from our performances.

4.   Please disclose your monthly “burn rate” and the amount of time that your present capital will last at this rate here.

ANSWER:  The Company has added the following disclosure:

We have a monthly burn rate of approximately $1,700.  At present, our current capital will allow us to last another 1 month without obtaining any additional funding.

5.   We note you say you "may" need to raise additional funds.  Either revise to clarify that you will and put in your best estimate of the amount or tell us why you believe this change is not necessary.

ANSWER:  The Summary section has been revised and includes the following disclosure:

We will need to raise additional funds through public or private debt or sale of equity to achieve our current business strategy.  We estimate we will need to raise at least $90,000 in additional funds to be able to continue our operations and execute our business plan and attempting to make our business profitable.

6.

Revise to explain briefly how you plan to generate revenue here and in your description of business section.

ANSWER:  The Summary and Description of Business sections have both been revised to include   the following disclosure:

We intend to generate revenue mainly through ticket sales from our performances as well as fees earned from people hiring our dancers to perform (i.e. private performances).

Risk Factors, page 7

7.

Please include a risk factor to discuss that you are a development stage company.

ANSWER:  The following risk factor has been added to the Risk Factors section:

WE ARE A DEVELOPMENT STAGE COMPANY THAT HAS LIMITED OPERATING HISTORY AND HAS EARNED NO REVENUES.

Since our inception, we have devoted our activities to the following:  developing our business plan, determining the market for our services, developing a business marketing plan and capital formation.  We have generated no revenues since inception.  There is substantial doubt about our ability to continue, as a going concern, over the next twelve months.  We intend to generate revenue mainly through ticket sales from our performances.  The Company is in the initial development stage and has incurred losses since inception totaling $13,189.

Risks Related to Our Business, page 7

8.

Please include risk factors about the risk that you have not conducted a feasibility study to determine the possible market for the kind of dance entertainment you describe, about that risk that a more well-capitalized firm could hire your dancers or hire better dancers, and the risk that an undercapitalized concern like yours might lack the funds for effective advertising.

ANSWER:  The Risk Factors section now includes the following disclosures:

WE HAVE NOT CONDUCTED A FEASIBILITY STUDY TO DETERMINE THE POSSIBLE MARKET FOR THE KIND OF DANCE ENTERTAINMENT THAT WE INTEND TO PROVIDE.

We did not conduct a feasibility study to help determine the kind of dance entertainment that we intend to provide, As a consequence, it is difficult, to forecast the market we intend on entering.  Because of this uncertainty, we may never generate revenues or become profitable or incur losses, which may result in a decline in our stock price.

THERE IS A VERY LIKELY POSSIBILITY THAT A BETTER CAPITALIZED FIRM COULD HIRE OUR DANCERS AWAY FROM US OR HIRE BETTER DANCERS THAN THE ONES WE ARE ABLE TO.

We are susceptible to losing our dancers to rival and competing firms that are better capitalized than us.  This will put us in a very precarious position, as we would need to begin the recruitment process all over again, as well as provide the proper and training.  We may not be able to replace the dancers we lose with dancers of similar skills, abilities and qualifications.  Because of our lack of financing, we may not be able to hire the best dancers available.  Other firms that are better capitalized will be able to outbid us for their services and provide a greater financial incentive for the dancers to work for their company, rather than ours.

WE ARE AN UNDERCAPITALIZED FIRM, THUS WE MAY LACK SUFFICIENT FUNDS FOR EFFECTIVE ADVERTISING.

We may not have the sufficient funds for effective advertising, which may hinder our ability revenues or become profitable.  This would result in a decline in our stock price.  Without effective advertising, our main source of revenue, ticket sales, will suffer greatly, as awareness and promotion of our shows will be very minimal.

Selling Shareholders, page 13

9.

Please note that certain family members are deemed to beneficially own the shares held by other family members.  Please confirm that your selling shareholders table is accurate in this regard.

ANSWER:  The Selling Shareholder table has been updated to disclose all family members.

10.

Please confirm to us that Jhoel Eduardo Arturo Calixto is not related to your Chief Executive Officer or advise.

ANSWER:  Jhoel Eduardo Arturo Calixto is the cousin of our Chief Executive Officer.

Plan of Distribution, page 15

11.

Revise to clarify that each selling shareholder might be deemed an underwriter.

ANSWER:  The Company has revised the Plan of Distribution section accordingly.

Description of Business, page 18

12.

In the next amendment please substantially revise this section as well as Plan of Operations so that investors can gauge how realistic your business plan is and its likelihood of success.  You should regard the following comments as starting points in the difficult task of crafting a useful disclosure document.

ANSWER:  The Description of Business and Plan of Operations sections have been revised to include the following:

We intend to generate revenue mainly through ticket sales from our performances as well as revenues earned from performing private shows for hire.  We will determine ticket prices prior to booking our first performance.  There will be numerous factors that will be considered when determining ticket prices, including: costs, salaries, equipment, personnel, advertising, competition and profitability.  We will offer reasonable prices to our future customers with the hopes of maintaining those customers and receiving referrals through customers’ own networks.  We are in a highly competitive industry, thus we will need to find the right balance of earning a profit and providing our customers with reasonable and affordable pricing to attract as many customers as possible.  We will have other sources of revenue as well.  We will be seeking sponsors to help us promote and advertise our shows in the various communities we travel to.  If the opportunity presents itself, there may be a possibility of doing our show in conjunction with another company that is very well known in the local community of where our show is being held, who may be able to do an opening segment to our show.  This is a great promotional tool which will bring our company publicity, while capitalizing on the local popularity that is already established by the other company.  We will intend on seeking this type of partnership once the site of our shows are determined, at a future date.

          Recruitment Process

There are a series of steps we must follow in order for our business to become operational, and ultimately, profitable.  To become operational, our very first step will be to hire a certified professional trainer.  This step is the most critical for our company to ensure we become fully operational.  Once we have this person in place, then they can lead the rest of the recruitment process, using their own experiences, knowledge and vision of what the right candidates should be, to hire the actual dancers who will be performing in our shows.  We estimate that it may take up to 3 months to find the ideal candidate.  The next step will be to hire the dancers that will be performing in our shows.  The head trainer we previously hired will lead the recruitment process from here on.  They will have the final say on which candidates will be hired.  We will put out job ads in Peru and in the United States outlining the requirements needed, including some background and experience in the types of dances and performances we are going to perform, as well as having a deep passion for this type of entertainment.  We will hold several live auditions in popular locations in Peru and in the most ethnically diversified locations in the United States.  We feel auditions are the best way to determine the actual skill sets of each potential candidate, as someone with the most decorated resume, may not be able to actually perform these very unique and traditional dances with the grace and poise that we are looking for.  We expect this process to take approximately 6 months to 1 year, due to the amount of travelling we will need to do and finding available studio times in the various locations as well as finding the proper accommodations.

We are initially looking to hire 8 dancers that fit the requirements we are looking for.  This will allow us to be able to perform the various types of dances we want and provide great entertainment for our customers.  In our estimate, the training program will take 6 months to complete.  We will hold several dress rehearsals and will only conclude the training once we feel all our dancers are fully prepared for the shows and once we feel that the program for the first show we will have, is going to be flawless.  While we are engaged in training our dancers, we will begin to actively market and advertise our services both throughout the US and in Peru.

After our training program is complete, we will begin our performers, both public dances where we sell tickets and collect the gate revenue, as well as private shows where we are paid a flat fee and the person who hires us then collects the receipts from ticket sales.  There is no guarantee that will be able to successfully implement our business plan, begin our operations or obtain profitability

13.

Provide a reasonably detailed description of the "very intense training program" you mention on page 19.  It should say, among other things, who will teach it and the projected salary of that person, the number of dancers who will undergo it, the length of time, the salaries they will get during the training period, the source of funds to provide for these expenses, the methods by which you intend to get bookings and their costs, your estimates of the air flight and hotel costs for an American booking, and a description of any efforts you have undertaken to see whether your plan is commercially reasonable.

ANSWER:  The Plan of Operation section has now been significantly revised.  Please refer to the answer in comment 20 below for the complete disclosure.

Compliance with Government Regulation, page 20

14.

Please explain what you mean that you will educate and assist each potential performer on the procedures to obtain the "proper clearance."

ANSWER:  We mean that we will assist our performers with obtaining the required visas, work permits, etc.  Our help will be required since we anticipate that English may not be the primary language spoken or written by some of our performers.

15.      Please summarize the material U.S. and Peruvian material regulations and laws you reference.

ANSWER:  The following disclosure has been added to the Compliance with Government Regulation section:

For our performers based in the U.S. who will be travelling to Peru, they will be required to purchase return or onward tickets.  As well they will be required to produce all documents required for onward travel and proof of funds.  Visas need to be obtained in advance of arriving in Peru.  It is recommended that passports have at least six months validity remaining after the intended date of departure from the United States.  The work visas are generally valid for a period up to 183 days at time.

For our performers based in Peru wanting to obtain work visas in the United States, they will want to apply for P3 visas.  P3 Visas are available to foreign nationals coming temporarily to the United Sates to perform, teach, or coach as artists or entertainers, individually or as part of a group under a commercial or non-commercial program that is culturally unique.

To be eligible for the P3 visa, you must be coming to the U.S. to perform, teach or coach in a specific field such as a unique or traditional ethnic, cultural, musical, folk, artistic or theatrical performance or presentation.  The applicant must also prove that they are coming to the U.S. to develop, understand, promote or facilitate a culturally unique art form; that they perform essential support services for a P3 artist or entertainer, which cannot be performed by U.S. workers; that they have the appropriate qualifications, knowledge and experience in providing support services to artists and entertainers; that they are being sponsored by a cultural, educational, or governmental organization; or that they have achieved national or international recognition or acclaim in the culturally unique program you shall perform.

The process to obtain proper clearance is very specific and there are several stringent requirements to be met, thus these will all need to be explained in great detail to each potential performer, to eliminate unwanted and unnecessary delays and expenses if someone is determined to not meet the basic requirements, thus allowing us to move forward and search for other candidates and save expenses on candidates we know will unfortunately not be able to be a part of our team

16.   Refer to the last sentence of this section.  Please revise to remove the reference to "Other similar companies in the automotive industry" or advise.

ANSWER:  We have removed the inadvertent disclosure that was included in error.

Employees, page 21

17.   Please revise to disclose the name of your full-time employee.  In addition, please revise to disclose the number of your part-time employees.

ANSWER:  The following disclosure has been revised as follows:

Currently we have one full-time employee, Roxana Gloria Candela Calixto, who is involved in management.  There are no part-time employees.

Market for Common:  Equity and Related Stockholder Matters, page 21

Rule 144 Shares, page 22

18.     We note your disclosure that one percent of your outstanding shares equals 54,200 shares, this does not appear to be correct based on the total of 8,000,000 shares outstanding.  Please revise for consistency or advise.

ANSWER:  The Company has revised the error.  The disclosure is now as follows:

1% of the total number of securities of the same class then outstanding, which will equal 80,000 shares as of the date of this prospectus.

Plan of Operation, page 23

19.

 Please revise significantly to discuss your detailed plan to become operational and through to revenue generation.  This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step.  In addition, briefly describe your anticipated advertising and marketing efforts.

ANSWER:  The Plan of Operation section has now been significantly revised.  Please refer to the answer in comment 20 below for the complete disclosure.

20.   We note your disclosure that you plan to hire and train performers.  Please describe when and how you plan to obtain financing to implement this plan.

ANSWER:  The revised Plan of Operation section is as follows:

Our plan of operation for the next twelve months following the date of this prospectus is to enter into a recruitment program to find the best available talent available to be able to perform the dances which will be a part of our performances.  As part of the recruitment process, we will be ensuring that each potential future employee meets the requirements to obtain all the regulatory paper work to be able to work in both Peru and the United States.  Once we have concluded the recruitment process, we will begin our very intense training program.

As part of the recruitment process, we will need to spend a considerable amount of money on advertising and marketing to help attract the highest skilled talent available.  There will also be expenditures related to legal fees, administrative, support and overhead costs.

We intend to generate revenue mainly through ticket sales from our performances as well as from fees obtained by private individuals or entities who wish to book our performers for either a private show or to resell tickets themselves (event promoters)..  We will determine ticket prices prior to booking our first performance.  There will be numerous factors that will be considered when determining ticket prices, including: costs, salaries, equipment, personnel, advertising, competition and profitability.  We will offer reasonable prices to our future customers with the hopes of maintaining those customers and receiving referrals through customers’ own networks.  We are in a highly competitive industry, thus we will need to find the right balance of earning a profit and providing our customers with reasonable and affordable pricing to attract as many customers as possible.  We will have other sources of revenue as well.  We will be seeking sponsors to help us promote and advertise our shows in the various communities we travel to.  If the opportunity presents itself, there may be a possibility of doing our show in conjunction with another company that is very well known in the local community of where our show is being held, who may be able to do an opening segment to our show.  This is a great promotional tool which will bring our company publicity, while capitalizing on the local popularity that is already established by the other company.  We will intend on seeking this type of partnership once the site of our shows are determined, at a future date.

We will have more details about our first show once we begin the actual process of training the dancers, which we estimate to take about 6 months to complete.  From the beginning of training, we will start our efforts to make all the necessary arrangements for advertising and promoting our show.

Operational Plan

There are a series of steps we must follow in order for our business to become operational, and ultimately, profitable.  To become operational, our very first step will be to hire a certified professional trainer.  This step is the most critical for our company to ensure we become fully operational.  Once we have this person in place, then they can lead the rest of the recruitment process, using their own experiences, knowledge and vision of what the right candidates should be, to hire the actual dancers who will be performing in our shows.  Since this step is the so crucial to our success, we will not rush first step, as hiring the right person will be the key to having a fully successful program.  We estimate that it may take up to 3 months to find the ideal candidate.

The next step will be to hire the dancers that will be performing in our shows.  The head trainer we previously hired will lead the recruitment process from here on.  They will have the final say on which candidates will be hired.  We will put out job ads in Peru and in the United States outlining the requirements needed, including some background and experience in the types of dances and performances we are going to perform, as well as having a deep passion for this type of entertainment.  We will hold several live auditions in popular locations in Peru and in the most ethnically diversified locations in the United States.  We feel auditions are the best form of actually determining the actual skill sets of each potential candidate, as someone with the most decorated resume, may not be able to actually perform these very unique and traditional dances with the grace and poise that we are looking for.  We expect this process to take upwards of 6 months to 1 year, due to the amount of travelling we will need to do and finding available studio times in the various locations as well as finding the proper accommodations.

We are initially looking to hire 8 dancers that fit the requirements we are looking for.  This will allow us to be able to perform the various types of dances we want and provide great entertainment for our customers.  In our estimate, the training program will take 6 months to complete.  We will hold several dress rehearsals and will only conclude the training once we feel all our dancers are fully prepared for the shows and once we feel that the program for the first show we will have, is going to be flawless.   While we are engaged in training our dancers, we will begin to actively market and advertise our services both throughout the US and in Peru.

After our training program is complete, we will begin our performers, both public dances where we sell tickets and collect the gate revenue, as well as private shows where we are paid a flat fee and the person who hires us then collects the receipts from ticket sales.  There is no guarantee that will be able to successfully implement our business plan, begin our operations or obtain profitability.

21.   You state that you believe you have "sufficient funds" to maintain minimal operations.  Please quantify the amount of your funds.  Liquidity needs to be discussed on a short-term and long-term basis.  Long-term is longer than 12 months.  Please revise accordingly.

ANSWER:  The Liquidity disclosure has been revised and now is as follows:

Liquidity

We intend to provide funding for our activities, if any, through a combination of private placement of our equity securities, the public sales of equity securities and borrowing from commercial lenders or our president.  Our president has orally agreed to provide us necessary funding to maintain minimal operations for the short term duration and fund the cost of our becoming a public company.  We have no agreement, commitment or understanding to secure any such funding from any other source.  Long term, longer than 12 months, we will need to raise financing to maintain our operations, mainly through the sales of equity securities and borrowing from commercial lenders, as we build our company with the ultimate goal of earning substantial revenues.

Directors, Executive Officers, Promoters and Control Persons, page 24

22.   Please discuss specific experience, qualifications, attributes or skills of your director.  Refer to Item 401(e) of Regulation S-K.

     ANSWER:  This information has been revised.

Legal Proceedings, page 25

23.      Please update your description of involvement in certain legal proceedings to cover the last ten years for your directors, director nominees and executive officers.  Refer to Item 401(f) of Regulation S-K.

     ANSWER:  The description has been updated accordingly as per Item 401(f) of Regulation S-K.

Exhibit 5.1

24.   Please revise the legal opinion to reference Form S-1 filed on December 9, 2010, as amended.

 ANSWER:  The exhibit has been revised to reference the Form S-1 filed on December 9, 2010 as amended.

Please contact me if you require further information.

Yours truly,

Inka Productions Corp.

Per: /s/ Roxana Gloria Candela Calixto

Roxana Gloria Candela Calixto

President & C.E.O.